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CONTACT: Norman R. Soland
         (612) 884-1153

DATE:    November 7, 1996

FOR IMMEDIATE RELEASE


NASH FINCH COMPANY
COMPLETES TENDER OFFER
FOR SUPER FOOD SERVICES, INC.


MINNEAPOLIS, November 7 -- Nash Finch Company (Nasdaq: NAFC) announced today that it has completed its offer to purchase the outstanding shares of common stock of Super Food Services, Inc. (NYSE: SFS), for $15.50 per share in cash.

    In the offer, which expired at 12:00 midnight, Eastern Standard Time, on Wed., November 6, 1996, 10,566,682 shares of Super Food common stock were tendered, including shares subject to guarantees of delivery or receipt of additional documentation. All validly tendered shares have been accepted for payment and payment will begin promptly, but in no event later than Nov. 19. The tendered shares constitute approximately 96 percent of the outstanding common stock of Super Food.

    As previously announced, any shares of Super Food common stock not tendered and purchased pursuant to the offer will be acquired in a subsequent merger transaction at the same $15.50 per share cash price. It is anticipated that the merger will be effected as promptly as possible, after which Super Food will be a wholly owned subsidiary of Nash Finch.

    "We are pleased that we could complete the tender offer for Super Food in a timely fashion," stated Al Flaten, Nash Finch president and chief executive officer. "The acquisition of Super Food will make Nash Finch the third largest public grocery wholesaler in the United States. We expect that 1997 sales, on a consolidated basis, will be approximately $4.5 billion. The integration of Super Food operations will begin immediately. We welcome Super Food's employees and customers to the Nash Finch family."

    In connection with the successful completion of the tender offer, Nash Finch representatives are to be elected to a majority of the positions on the Super Food Board of Directors.

    Super Food Services, Inc., based in Dayton, Ohio, is a wholesale grocery distributor, supplying a complete line of food and non-food products to more than 850 retail stores in six states.

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    Nash Finch Company is one of the largest food wholesalers in the country, supplying products to affiliated and independent supermarkets, other independent retailers and military bases in approximately 30 states. The Company also owns and operates approximately 110 supermarkets, warehouse stores and mass merchandise stores in 16 states, and a produce marketing subsidiary in California.

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